Exhibit 99.1

By-Laws of

EMBRAER S.A.

Article I

Name, Principal Place of Business, Purpose and Duration

Section 1 – Embraer S.A. (the “Corporation”) is a corporation governed by these By-Laws and the applicable provisions of law.

Paragraph 1 – The Corporation was incorporated as a federal mixed-capital company pursuant to an authorization under Decree-Law No. 770, of August 19, 1969, and was privatized in accordance with Law No. 8,031, of April 12, 1990, and Request for Proposal No. PND-A-05/94-EMBRAER issued by the Executive Committee of the Brazilian Privatization Program, published in the Official Gazette, Part 3, on April 4, 1994, pages 5,774 to 5,783.

Paragraph 2 – Considering that the Corporation has joined the special listing segment of BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”) known as “New Market” (“Novo Mercado”), the Corporation, its shareholders, directors, officers and members of the Fiscal Council, where convened, will be required to comply with the Listing Regulations for the New Market as issued by BM&FBOVESPA (“New Market Regulations”).

Principal Place of Business

Section 2 – The Corporation will have its principal place of business and legal seat in the City of São José dos Campos, State of São Paulo, and may create subsidiaries and open branches and other offices as well as appoint agents or representatives anywhere in Brazil or abroad by a resolution of the Board of Directors.

Purpose

Section 3 – The purposes of the Corporation are as follows:

I.	To design, build and market aircraft and aerospace materials and related accessories, components and equipment, according to the highest standards of technology and quality;

II.	To perform and carry out technical activities related to the manufacturing and servicing of aerospace materials;

III.	To contribute to the training of technical personnel as necessary for the aerospace industry;

IV.	To engage in other technological, manufacturing and business activities in connection with the aerospace industry, and to provide services therefor;

V.	To design, build and trade in equipment, materials, systems, software, accessories and components for the defense, security and power industries, as well as perform and carry out technical activities related to the manufacturing and servicing thereof, in accordance with the highest technological and quality standards; and

VI.	To conduct other technological, manufacturing, trading and services activities related to the defense, security and power industries.

Principles

Section 4 – The organization and operation of the Corporation will be guided by the following principles:

I.	The securities of Corporation will be traded in domestic and/or international capital markets in compliance with all applicable regulatory requirements and the requirements of the institutions of such markets, in order to raise the capital necessary for the growth of the Corporation as well as preservation of its competitiveness and continuing existence;

II.	All shares of the capital stock of the Corporation will be common shares;

III.	With respect to the resolutions passed by the Shareholders’ Meetings:

a)	no shareholder or group of shareholders, whether Brazilian or foreign, may exercise voting rights in excess of 5% of the shares of the capital stock; and

b)	foreign shareholders and groups of foreign shareholders, in the aggregate, may not exercise voting rights in excess of 2/3 of all voting rights held by the Brazilian shareholders in attendance;

IV.	With due regard for the provisions of Section 54 hereof, no majority group may be formed in advance of the Shareholders’ Meetings under shareholders’ agreements that regulate the exercise of voting rights, so as to create blocks holding voting rights in excess of the individual limit established in letter “a” of item III of this Section;

V.	The resolutions and acts by the bodies of the Corporation listed in Section 9 hereof will be subject to a veto right of the Brazilian Federal Government; and

VI.	The Corporation may not issue founders’ shares.

Section 5 – The duration of the Corporation will be for an indefinite period of time.

Article II

Capital Stock and Shares

Capital Stock

Section 6 – The capital stock of the Corporation, which is fully subscribed to and paid in, is four billion, seven hundred eighty-nine million, six hundred seventeen thousand, fifty-two

Brazilian Reals and forty-two centavos (BRL 4,789,617,052.42), divided into seven hundred forty million, four hundred sixty-five thousand, forty-four (740,465,044) registered common shares, one of which will be a Golden Share (Section 9), and all of which will be no par value shares.

Paragraph 1 – At all times the capital stock of the Corporation will be divided into common shares only, no preferred shares being permitted.

Paragraph 2 – The single Golden Share of the Brazilian Federal Government will be entitled to all prerogatives attached thereto for as long as such Golden Share is owned by the Brazilian Federal Government (pursuant to Section 8 of Law No. 9,491/97).

Section 7 – According to Section 168 of Law No. 6,404/76, the capital stock of the Corporation may be increased up to one billion (1,000,000,000) common shares, by a resolution of the Board of Directors, irrespective of any amendment to these By-Laws.

Paragraph 1 – It is incumbent on the Board of Directors to establish the number of shares to be issued and the price thereof, as well as the time and terms of payment, provided, however, that a subscription to be paid in kind will be contingent on approval of the relevant appraisal report by the Shareholders’ Meeting, as required by law.

Paragraph 2 – Within the limit of the authorized capital, the Board of Directors will be free:

a)	to take action on the issuance of warrants; and

b)	in accordance with a plan approved by the Shareholders’ Meeting, to grant stock options to the directors, executive officers and employees of the Corporation or its controlled companies, the shareholders having no preemptive rights of purchase with respect to such shares; and

c)	to approve an increase of the capital stock by way of capitalization of earnings or reserves, with or without a stock dividend.

Paragraph 3 – In the event of issuance of shares in connection with an increase of the capital stock, where such shares will be placed through a sale on a stock exchange or a public offering, the preemptive rights of the existing shareholders may be excluded or the time limit for exercise of such rights may be reduced.

Paragraph 4 – The provisions of this Section will also apply to an issuance of convertible debentures or warrants, unless the latter are offered as an additional advantage to subscribers of shares or convertible debentures.

Form of Shares

Section 8 – All shares of the Corporation will be in book-entry form and will be held in deposit accounts in the name of their owners with a financial institution licensed to operate by the Brazilian Securities Commission (“CVM”), as selected by the Board of Directors.

Paragraph 1 – Such registrar of the book-entry shares will charge directly to the Corporation the cost of its services.

Paragraph 2 – Such registrar will control the number of shares owned by Brazilian and foreign individuals and legal entities, with due regard for the provisions of Paragraph 2 of Section 10 hereof.

Golden Share of the Brazilian Federal Government

Section 9 – The Golden Share confers on the Brazilian Federal Government veto powers over the following matters:

I.	Change in the name of the Corporation or its purposes;

II.	Modification and/or use of the Corporation’s logo;

III.	Creation of and/or changes in military programs involving the Federative Republic of Brazil or otherwise;

IV.	Technological training of third parties in connection with military programs;

V.	Discontinuance of a supply of spare parts to service military aircraft;

VI.	Change in a controlling interest in the Corporation;

VII.	Any amendments to: (i) the provisions of this Section, Section 4, the leading paragraph of Section 10, Sections 11, 14 and 15, item III of Section 18, Paragraphs 1 and 2 of Section 27, item X of Section 33, item XII of Section 39 and Article VII; and (ii) the rights conferred by these By-Laws on the Golden Share.

Paragraph 1 – The conduct of a public offering for the purchase of shares, as referred to in Section 54 hereof, will require the prior approval of the Brazilian Federal Government as the owner of the Golden Share.

Paragraph 2 – Subject to the provisions of Law No. 6,404/76 and Section 18, item III, of these By-Laws, the matters listed in this Section will fall within the decision-making authority of the Board of Directors of the Corporation and will be subject to the following procedures:

I.	The matter at hand will be the object of a resolution of the Board of Directors.

II.	If the matter at hand is approved by the Board of Directors, the Chairman of the Board will notify the director elected by the Brazilian Federal Government to either exercise his veto right or express his approval, within a period of 30 days from receipt of such notice.

III.	After expiration of the period mentioned in item II above, a new meeting of the Board of Directors will be convened: (i) to reconsider the resolution, if the Brazilian Federal Government exercised its veto right; or (ii) to confirm the resolution, if the Brazilian Federal Government expressed its approval or failed to voice an opinion within the period referred to above.

IV.	If the resolution is confirmed by the Board of Directors, the matter at hand will be submitted to the Shareholders’ Meeting for approval, where so required by applicable legislation, at which time the Brazilian Federal Government may yet again exercise its veto power under this Section.

Paragraph 3 – Without prejudice to the procedure defined in Paragraph 2 above, all matters to be acted on by the Board of Directors that are subject to a veto by the Brazilian Federal Government must also be communicated in advance to the Ministry of Finance by notice given concurrently with the notice mentioned in item II above, the Ministry to pass on the matter within 30 days after receipt of the notice referred to in item II above.

Article III

Shareholders

Brazilian Shareholders

Section 10 – For the purposes of these By-Laws, the following are considered to be Brazilian shareholders (“Brazilian Shareholders”):

I.	individuals born or naturalized in Brazil, residing in Brazil or abroad;

II.	legal entities organized under Brazilian private law and having their management based in Brazil, provided that such entities:

a)	do not have a foreign controlling shareholder or parent company, unless the latter falls under letter “b” of this item I;

b)	are controlled either directly or indirectly by one or more individuals as mentioned in item I;

III.	investment funds or clubs organized under the laws of Brazil and having their management based in Brazil, provided, further, that their administrators and/or majority unitholders are individuals or entities as mentioned in items I or II.

Paragraph 1 – The Corporation will keep a registry of its Brazilian Shareholders and Foreign Shareholders, as defined in this Section and Section 11 hereof.

Paragraph 2 – A Brazilian Shareholder will be required to show evidence to the Corporation and the registrar of its book-entry shares that such Brazilian Shareholder meets the requirements of this Section, and only after such evidence is produced will the name of such Brazilian Shareholder be entered on the registry of Brazilian Shareholders.

Foreign Shareholders

Section 11 – For the purposes of these By-Laws, foreign shareholders (“Foreign Shareholders”) will be individuals, legal entities, investment funds or clubs and any other organizations not encompassed by the provisions of Section 10 hereof, as well those that fail to show evidence that they meet the requirements for registration as Brazilian Shareholders, according to Paragraph 2 of Section 10 hereof.

Shareholder Group

Section 12 – For the purpose of these By-Laws, two or more shareholders of the Corporation will be considered to form a group of shareholders (each a “Shareholder Group”) if:

I.	such shareholders are parties to a voting trust, either directly or through a parent company, a subsidiary or a company under common control;

II.	one shareholder is directly or indirectly a controlling shareholder or parent company of the other shareholder(s);

III.	such shareholders are companies directly or indirectly controlled by the same person or entity, or the same group of persons or entities, who may or may not be shareholders themselves; or

IV.	such shareholders are companies, associations, foundations, cooperatives and trusts, investment funds or portfolios, pools of rights or any other form of organization or undertaking having the same administrators or managers, or having administrators or managers that are companies directly or indirectly controlled by the same person or entity, or the same group of persons or entities, who may or may not be shareholders themselves.

Paragraph 1 – In the case of investment funds having a common administrator, there shall be considered to form a Shareholder Group only those funds whose policies on investments and voting at Shareholders’ Meetings, according to the relevant by-laws, fall under the discretionary duties of such common administrator.

Paragraph 2 – For the purpose of these By-Laws, the holders of securities issued in connection with a Depositary Receipts program of the Corporation will not be considered a Shareholder Group, unless they fall within the provisions of the preceding items of this Section.

Paragraph 3 – A Shareholder Group will be deemed to be foreign (“Foreign Shareholder Group”) where one or more of its members is a Foreign Shareholder.

Paragraph 4 – In addition to the foregoing provisions of this Section, there shall be deemed to be members of the same Shareholder Group, in any given Shareholders’ Meeting, any shareholders or Shareholder Groups that are represented by the same attorney in fact, executive officer, director or other representative, except for the holders of securities issued in connection with a Depositary Receipts program of the Corporation, when represented by the relevant Depositary Bank.

Paragraph 5 – In the case of a shareholders’ agreement that regulates the exercise of voting rights, all signatories thereto will be deemed to be members of the same Shareholder Group, according to the terms of this Section, for the purpose of limitation of number of votes, as referred to in Section 14 hereof.

Obligation to Disclose

Section 13 – Every shareholder or Shareholder Group is required to disclose, by notice to the Corporation and the stock exchanges on which the securities of the Corporation are traded, any acquisition of shares that exceeds 5% of capital stock of the Corporation or multiples thereof, when added to the shares already owned.

Paragraph 1 – The same requirement applies to the holders of convertible debentures and warrants carrying rights to acquire shares in the amounts mentioned in this Section.

Paragraph 2 – A violation of the provisions of this Section will give rise to the penalties described in Section 16 below.

Voting Rights

Section 14 – Each common share will be entitled to one vote on the resolutions adopted at the Shareholders’ Meetings, subject to the following limitations:

I.	no shareholder or Shareholder Group, whether Brazilian or foreign, may cast votes in excess of 5% of the issued and outstanding shares of the Corporation;

II.	the Foreign Shareholders, in the aggregate, may not cast at each Shareholders’ Meeting votes in excess of 2/3 of the votes that may be cast by the Brazilian Shareholders in attendance.

Sole Paragraph – Any votes that exceed the limits established in this Section will not be computed with respect to the resolutions of the Shareholders’ Meetings.

Section 15 – For the purpose of the provision of item II of Section 14, after a Shareholders’ Meeting is called to order:

I.	the Chairman of the Meeting will compute based on the Shareholder Attendance List and will announce to the Meeting (as required by Section 22, Paragraph 3 below) the total number of votes that may be cast by the Brazilian Shareholders and the Foreign Shareholders in attendance, with due regard for the provisions of items I and II of Section 14;

II.	if the total votes of the Foreign Shareholders exceed two thirds (2/3) of the votes that may be cast by the Brazilian Shareholders, then the number of votes of each Foreign Shareholder will be reduced on a pro rata basis from the excess percentage, so that the total votes of the Foreign Shareholders do not exceed the limit of 40% of the total votes that may be cast at the Shareholders’ Meeting.

Paragraph 1 – In the case of Foreign Shareholders and Foreign Shareholder Groups, the above limits will be applied jointly and successively.

Paragraph 2 – The Chairman of the Shareholders’ Meeting will announce the number of votes that may be cast by each shareholder in attendance, after application of the rules in Section 14 and this Section.

Suspension of Rights

Section 16 – The Shareholders’ Meeting may suspend the rights, including the voting rights, of a shareholder that fails to comply with any obligation imposed by law and the regulations issued thereunder, or these By-Laws, including the requirement to evidence Brazilian nationality as per Paragraph 2 of Section 10 hereof.

Paragraph 1 – Such suspension of rights may be acted on by any Shareholders’ Meeting, whether annual or special, provided that the matter is included in the order of business of the Meeting.

Paragraph 2 – The shareholders representing at least 5% of capital stock of the Corporation may call a Shareholders’ Meeting, where the Board of Directors fails to comply, within eight days, with a request for a Shareholders’ Meeting indicating the breach of an obligation and the name of the breaching shareholder.

Paragraph 3 – It will be incumbent on the Shareholders’ Meeting that approves suspension of the political rights of a shareholder to also define, inter alia, the scope and duration of such suspension, provided, however, that no suspension of the statutory rights to oversight and to request information will be permitted.

Paragraph 4 – A suspension of rights will cease as soon as the obligation in question is fulfilled.

Shareholders Agreement

Section 17 – The Corporation will not file a shareholders’ agreement on the exercise of voting rights that conflicts with the provisions of these By-Laws.

Article IV

Shareholders’ Meeting

Authority

Section 18 – In addition to the duties mentioned in Section 122 and other provisions of Law No. 6,404/76, the Shareholders’ Meeting will have sole authority to take the following action:

I.	To elect and remove the members of the Board of Directors;

II.	To elect and remove the members of the Fiscal Council and to establish their compensation;

III.	When required by applicable legislation, to take action on the matters subject to the veto power of the Brazilian Federal Government as holder of the Golden Share, pursuant to Section 9 hereof;

IV.	To establish the aggregate annual compensation of the directors and executive officers of the Corporation;

V.	To take action on the proposed delisting of the Corporation from the New Market of BM&FBOVESPA;

VI.	To select the expert firm responsible for appraisal of the Corporation and preparation of the relevant report in those cases mentioned in Article VIII hereof;

VII.	To approve stock option plans for the directors, executive officers and/or employees of the Corporation or its subsidiaries, according to the terms of Section 7, Paragraph 2, letter “b” hereof;

VIII.	To allocate profit sharing to the directors, executive officers and/or employees of the Corporation, subject to the statutory limitations and the human resources policy of the Corporation;

IX.	To take action on any allocation of earnings and payment of dividends by the Corporation, as proposed by the management; and

X.	To elect the liquidator as well as the Fiscal Council that will operate during the period of liquidation of the Corporation.

Notice

Section 19 – The Shareholders’ Meetings will be called by the Board of Directors or, where so provided by law, by the shareholders or the Fiscal Council. Notice of the Shareholders’ Meetings will be given at least 30 days in advance, as counted from first publication of notice; if the Meeting is not held, a second notice will be published at least 15 days in advance; and if the Meeting is again not held, a third notice will be published at least 8 days in advance.

Qualification and Representation

Section 20 – The parties present at a Meeting must evidence their capacity as Brazilian Shareholders (Section 10) or Foreign Shareholders (Section 11) by producing a valid identification document or lodging with the Corporation, no later than 48 hours prior to the time scheduled for the Meeting, proof furnished by the registrar of book-entry shares or the custodian of any shares, in accordance with Section 40 of Law No. 6,404/76.

Paragraph 1 – The Corporation will waive submission of proof by a holder of book-entry shares whose name appears in the list of shareholders provided by the financial institution acting as registrar.

Paragraph 2 – A shareholder may be represented at a Shareholders’ Meeting by an attorney-in-fact appointed pursuant to Paragraph 1 of Section 126 of Law No. 6,404/76, provided that the relevant power of attorney is lodged with the principal place of business of the Corporation no later than 48 hours prior to the time scheduled for the Meeting.

Quorum

Section 21 – A shareholders’ Meeting will be called to order, on first call, upon attendance by shareholders representing at least 35% of the capital stock, except where statute requires a higher quorum; on second call, upon attendance by shareholders representing 25% of the capital stock; and on third call with any number of shareholders in attendance, with due regard for the provision in Paragraph 3 of Section 55 hereof.

Shareholder Attendance Book

Section 22 – Before the proceedings are opened, the shareholders will sign the “Shareholder Attendance Book”, with an indication of their name and domicile, number of shares owned, and their qualification as Brazilian Shareholders (Section 10) or Foreign Shareholders (Section 11).

Paragraph 1 – The list of shareholders present will be closed by the Chairman of the Meeting once the Meeting is called to order.

Paragraph 2 – The shareholders that arrive at a Meeting after the attendance list is closed may participate in the meeting, but will not be entitled to vote on any of its resolutions. Additionally, their shares will not be counted to determine the total votes attributed to the Brazilian Shareholders and the Foreign Shareholders.

Paragraph 3 – After the list of shareholders is closed, the Chairman of the Meeting will announce the number of votes that may be cast by each Brazilian Shareholder and each Foreign Shareholder, in keeping with the provisions of Sections 14 and 15 hereof.

Presiding Officers

Section 23 – The proceedings of the Meeting will be chaired by the Chairman of the Board of Directors or, in his absence or impediment, by the Vice Chairman of the Board; in the case of absence or impediment of both of them, a shareholder elected by the Meeting from among those present will act as Chairman.

Paragraph 1 – The Secretary of the Meeting will be selected by the Chairman.

Paragraph 2 – The Investor Relations Officer or his designee will necessarily attend all Shareholders’ Meetings in order to provide any clarification and information to the shareholders and the Presiding Officers about the affairs falling within his duties under these By-Laws. Notwithstanding the foregoing, it will be solely incumbent on the Chairman of the meeting, with due regard for the rules established in these By-Laws, to make any decisions concerning the number of votes of each shareholder or the qualification of each shareholder as a Brazilian Shareholder or a Foreign Shareholder.

Voting

Section 24 – With respect to the resolutions of the Shareholders’ Meetings, the votes cast by the Brazilian Shareholders will be computed separately from those cast by the Foreign Shareholders (Sections 10 and 11), with due regard for the voting limits referred to in Sections 14 and 15 hereof.

Sole Paragraph – The Shareholders’ Meeting will only take action on the matters expressly contemplated in the agenda for the meeting, as set forth in the relevant notice, but no matter may be acted upon under a general item contained in the agenda.

Article V

Board of Directors, Board of Executive Officers and Fiscal Council

Management of the Corporation

Section 25 – The management bodies of the Corporation are the Board of Directors and the Board of Executive Officers.

Sole Paragraph – The Board of Directors is the collegiate decision-making body of the Corporation, while representation of the Corporation will fall to the executive officers only.

Acceptance of Office

Section 26 – The directors, executive officers and members of the Fiscal Council will take office by executing an Acceptance of Office recorded in the Book of Minutes of the Board of Directors or the Board of Executive Officers, or in the Book of Minutes and Opinions of the Fiscal Council, as the case may be, and executing a Consent of Manager or Consent of Member of Fiscal Council, as mentioned in the New Market Regulations, in compliance with the applicable provisions of law.

Part I

Board of Directors

Composition

Section 27 – The Board of Directors will be composed of 13 members and 13 alternates, all of whom will be elected by the Shareholders’ Meeting with a unified term of office of two years, reelection being permitted.

Paragraph 1 – The Brazilian Federal Government as the holder of the Golden Share is entitled to elect one Board member and his alternate.

Paragraph 2 – The employees of the Corporation will be entitled to elect, by separate vote, two Board members and their alternates as follows: one Board member and his alternate will be appointed by CIEMB – the Investment Club of Embraer Employees, and one Board member and his alternate will be appointed by the non-shareholder employees of the Corporation.

Paragraph 3 – The remaining ten Board members will be elected by the other shareholders of the Corporation, subject to the provisions of Sections 31 and 32 hereof. It will be incumbent on the Chairman of the Shareholders’ Meeting, when conducting the proceedings related to the election of Board members, to determine the voting mechanism for election of Board members, as contemplated in this Paragraph (Section 31 or Section 32).

Paragraph 4 – The Chief Executive Officer of the Corporation or an executive officer designated to substitute for the Chief Executive Officer will participate in all meetings of the Board of Directors, but will not have a right to vote on Board resolutions. No member of the Board of Directors may hold a position as executive officer of the Corporation.

Paragraph 5 – At least twenty percent (20%) of the directors will be Independent Directors, as defined in the New Market Regulations and expressly acknowledged as such in the minutes of the Shareholders’ Meeting that elects such directors, provided, further, that there shall be deemed independent director(s) any director(s) elected under the permission in Section 141, Paragraph 4 of Law No. 6,404/76, subject to the provision of Section 32, Paragraph 7 hereof.

Paragraph 6 – Where compliance with the percentage in the preceding Paragraph would entail a fractional number of directors, the rounding procedure set forth in the New Market Regulations will be adopted.

Section 28 – The Board of Directors will have a Chairman and a Vice Chairman, who will be selected by the Shareholders’ Meeting shortly after election of the Board members.

Section 29 – Substitution of the members of the Board of Directors, either on a temporary basis or as a result of a vacancy, will be conducted as follows:

I.	In the event of impediment of an acting member, his alternate will serve until the impediment ceases;

II.	In the event of a vacancy in the office of an acting member, his alternate will serve until the next Annual Shareholders’ Meeting, which will then elect a substitute;

III.	In the event both the offices of acting member and alternate member become vacant, either simultaneously or successively, the remaining members of the Board of Directors will appoint substitutes that will serve until the next Shareholders’ Meeting, at which time the permanent replacements will be elected;

IV.	In the event of temporary absence or impediment of the Chairman of the Board, his duties will be discharged by the Vice Chairman of the Board on a temporary basis; and

V.	In the event of a vacancy in the office of Chairman of the Board of Directors, the Vice Chairman of the Board will serve as Chairman on an interim basis and will immediately call a Shareholders’ Meeting to fill the vacant office by electing a new Chairman of the Board.

Members of the Board of Directors

Section 30 – The members of the Board of Directors must be persons of unimpeachable integrity and, unless a waiver is given by the Shareholders’ Meeting, may not:

I.	hold positions in companies that could be regarded as competitors of the Corporation; or

II.	have or represent interests that conflict which those of the Corporation.

Paragraph 1 – For the purpose of the provision in Section 115 of Law No. 6,404/76, a vote cast by a shareholder for election of a Board member that does not meet the requirements of this Section will be deemed an abusive vote.

Paragraph 2 – No member of the Board of Directors may have access to information, participate in Board meetings or cast a vote where such member has or represents interests that conflict with those of the Corporation.

Paragraph 3 – With regard to the election of the members of the Board of Directors and their alternates as contemplated in Paragraph 3 of Section 27 hereof, and irrespective of the election mechanism to be adopted (Section 31 or Section 32), any shareholder that wishes to nominate a candidate and/or alternate that are not Board members must give written notice to the Corporation no later than ten days prior to the relevant Shareholders’ Meeting, indicating the name and other particulars and professional résumé of each such person, together with a consent signed by the candidate agreeing to run for office. At least eight days prior to the Shareholders’ Meeting, the Corporation will publish a notice to the shareholders indicating the place where they may obtain a list of all candidates proposed according to this Paragraph and a copy of their particulars and professional résumés.

Election by Ticket

Section 31 – Except as provided in Section 32 hereof, election of Board members as contemplated in Paragraph 3 of Section 27 will be conducted according to a ticket system, whereby no vote may be cast for an individual candidate.

Paragraph 1 – At all times the Board of Directors will propose for reelection a ticket comprised of the Board members currently in office and their alternates, subject to the following rules:

a)	if any Board member withdraws from the ticket, on his own initiative or due to an impediment, the Board of Directors will fill the slot;

b)	the management of the Corporation, no later than 30 days prior to the date scheduled for the Shareholders’ Meeting, will send to the Stock Exchange, will post on the Corporation’s website and will make available to the shareholders at the Corporation’s principal place of business a document containing the names and other particulars and résumés of the candidates for the positions of acting and alternate Board members comprising the ticket referred to in this Paragraph.

Paragraph 2 – Any other shareholder or group of shareholders will be at liberty to propose another ticket for the Board of Directors, subject to the following rules:

a)	the proposal should be notified in writing to the Corporation no later than ten days prior to the date of the Shareholders’ Meeting, provided, further, that the same shareholder or group of shareholders may not submit more than one ticket;

b)	the notice should contain the information and documents mentioned in Paragraph 3 of Section 30, with an indication of the acting members and their alternates;

c)	no later than eight days prior to the date of the Shareholders’ Meeting, the Corporation will publish a notice informing the place where the shareholders may obtain a copy of the proposed tickets, such notice to be posted on the Corporation’s website as well.

Paragraph 3 – The name of a same person may appear in two or more tickets, including the ticket mentioned in Paragraph 1.

Paragraph 4 – Each shareholder may only vote for one ticket, and all votes will be computed with due regard for the limitations provided for in Sections 14 and 15 hereof. The candidates in the ticket receiving the largest number of votes at the Shareholders’ Meeting will be elected.

Election by Cumulative Voting

Section 32 – In connection with the election of the members of the Board of Directors and their alternates as contemplated in Paragraph 3 of Section 27, the shareholders representing at least 5% of the capital stock will be free to require adoption of the method of cumulative voting, no later than 48 hours prior to the date of the Shareholders’ Meeting.

Paragraph 1 – Promptly upon receiving such a request, the Corporation will publish a notice to the shareholders communicating that the election will be conducted according to the method of cumulative voting.

Paragraph 2 – After the Shareholders’ Meeting is called to order, the Presiding Officers will determine, based on the Brazilian Shareholders and the Foreign Shareholders that have signed the Shareholder Attendance Book and the number of their shares, the number of votes that each Brazilian or foreign shareholder may cast, subject to the following rules:

a)	firstly, a calculation will be made of the number of votes that each shareholder may cast according to the provision of item I of Section 14, ascribing to each share that does not exceed 5% of the total of the shares of the Corporation’s capital stock as many votes as correspond to the number of Board members to be elected;

b)	if the aggregate votes of the Foreign Shareholders exceed 2/3 of the aggregate votes of the Brazilian Shareholders, then a percentage reduction factor will be applied to the votes of each Foreign Shareholder so as to make them compliant with the limit in item II of Section 14.

Paragraph 3 – The following persons may be candidates for positions as acting and alternate members of the Board of Directors:

a)	the persons on the tickets referred to in Paragraphs 1 and 2 of Section 31; and

b)	a candidate and alternate who are not members of the Board of Directors and are nominated by any shareholder pursuant to Paragraph 3 of Section 30.

Paragraph 4 – Each shareholder will have the right to give the votes ascribed to him pursuant to Paragraph 2 to a single candidate and related alternate, or to distribute such votes among several candidates. The members and alternates that receive the largest number of votes will be elected.

Paragraph 5 – Any offices that fail to be filled due to a tie vote will be up for a new vote, according to the same method but adjusted for the number of votes that each shareholder will be entitled to cast given the number of positions to be filled.

Paragraph 6 – Whenever an election is conducted according to the foregoing method, removal of any Board member by the Shareholders’ Meeting will entail removal of all other members and the holding of a new election; if a vacancy occurs for any other reasons and there is no alternate to step in, the next Shareholders’ Meeting will hold a new election of the entire Board.

Paragraph 7 – Paragraph 4 of Section 141 of Law No. 6,404/76 will only be applicable should the Corporation have a controlling shareholder.

Authority

Section 33 - It is incumbent on the Board of Directors:

I.	To establish the general business policies of the Corporation;

II.	To elect and remove the executive officers of the Corporation and to establish their duties, in keeping with the provisions of these By-Laws;

III.	With due regard for the authority of the Board of Executive Officers, to establish the functions and duties of the executive officers of the Corporation, designating one of them to serve as the Investor Relations Officer, pursuant to the regulations issued by the Brazilian Securities Commission (CVM);

IV.	To oversee the performance of the executive officers of the Corporation, to examine at any time the corporate books and documents, and to request information on agreements entered into or about to be entered into and any other acts;

V.	To review the quarterly results of the operations of the Corporation;

VI.	To review the management report and the accounts of the Board of Executive Officers, and to make a decision regarding their submission to the Shareholders’ Meeting;

VII.	To call on the independent auditors to provide clarification on the affairs of the Corporation, as deemed necessary;

VIII.	To call the Annual Shareholders’ Meeting and, where appropriate, the Special Shareholders’ Meeting;

IX.	To approve annual and multiannual budgets, strategic plans, expansion programs and investment programs of the Corporation, as well as to monitor their implementation;

X.	To review the matters subject to the veto power of the Brazilian Federal Government and to submit such matters to the Shareholders’ Meeting for its consideration, where required by Law No. 6,404/76;

XI.	To issue a prior opinion on any matter to be submitted to the Shareholders’ Meeting;

XII.	To take action on:

a)	the issuance of shares of the authorized capital, subject to the provisions of Section 7 and its Paragraph 1;

b)	the issuance of warrants and the award of stock options, subject to the provisions of Paragraph 2 of Section 7 and the relevant plan approved by the Shareholders’ Meeting;

c)	the acquisition by the Corporation of shares of its own capital stock to be kept as treasury shares or for subsequent retirement or disposal;

XIII.	To approve the disposal or encumbrance of fixed assets, with permission to establish the authorities of the Board of Executive Officers with respect to such transactions, irrespective of any further approval;

XIV.	To take action on the issuance by the Corporation of non-convertible ordinary debentures with no security;

XV.	To authorize the issuance by the Corporation of financial instruments for the raising of money, such as bonds, notes, commercial papers and other instruments, according to usual market practices, and to establish the terms for issuance and redemption of such instruments;

XVI.	To approve the creation and closing of subsidiaries, and the holding by the Corporation of a ownership interest in other companies or undertakings of any kind whatsoever, in Brazil or abroad;

XVII.	To authorize the opening, relocation or closing of offices, branches, premises or other establishments of the Corporation;

XVIII.	To authorize the Corporation to extend financing and/or offer security or guarantee to third parties, with due regard for the provisions of item XI of Section 39 below;

XIX.	To approve the engagement of a financial institution to serve as registrar of book-entry shares;

XX.	To approve the compensation and human resources policies of the Corporation, including criteria for compensation, rights and benefits, as well as the individual compensation of directors and executive officers;

XXI.	To authorize a transfer of corporate funds to employee associations, charitable, recreational and private pension entities, as well as any donation of corporate funds to a third party;

XXII.	To select and remove the Corporation’s independent auditors, in consultation with the Fiscal Council;

XXIII.	To approve any inspection, audit or rendering of accounts with respect to a subsidiary, controlled company or affiliate of the Corporation, or a foundation sponsored by the Corporation;

XXIV.	To approve in advance the performance of any acts or the execution of any agreements or transactions of any kind involving, on the one part, the Corporation and, on the other part: (i) any shareholder of the Corporation that holds more than 5% of its capital stock; (ii) any acting or alternate directors or executive officers of the Corporation, or their spouses and relatives up to the 4th degree of kinship; or (iii) any companies controlling, controlled by or under common control with or affiliated with any one of the parties mentioned in clauses “i” and “ii”;

XXV.	To define the list of three expert firms from which the Shareholders’ Meeting will select the firm that will make an economic appraisal of the Corporation and will prepare the required report, in those cases mentioned in Articles VII and VIII hereof;

XXVI.	To issue a prior favorable or unfavorable opinion with respect to any tender offer for the shares of the capital stock of the Corporation, as expressed in a well-reasoned report to be issued no later than 15 days after publication of the notice for such tender offer, covering at least (i) the convenience and timeliness of the tender offer in light of the common interests of the shareholders and the liquidity of their securities; (ii) the impact of the tender offer on the interests of the Corporation; (iii) the strategic plans announced by the offeror with respect to the Corporation; (iv) other matters that the Board of Directors deems relevant, as well as any information required by the applicable rules issued by CVM;

XXVII.	With due regard for the provisions of these By-Laws and prevailing legislation, to provide for the orderly conduct of the proceedings of the Board of Directors, and to adopt or establish internal regulations for the operation of the Corporation; and

XXVIII.	To regulate the activities of the Corporation and to take responsibility for all matters that do not fall within the exclusive authority of the Shareholders’ Meeting or the Board of Executive Officers.

Paragraph 1 – The removal of an executive officer will require an affirmative vote of at least nine directors.

Paragraph 2 – Subject to any limitations imposed by the Shareholders’ Meeting, it will be incumbent on the Board of Directors to fix the compensation of each director, each executive officer and each Committee member (Sections 34 and 35), taking into account their responsibilities, the time devoted to their duties, their skills, their professional reputation and the market value of their services.

Paragraph 3 – It will be incumbent on the Chairman of the Board of Directors, in addition to its other duties provided for in these By-Laws, to call and preside over the meetings of the Board of Directors and the Shareholders’ Meetings.

Committees of the Board

Section 34 - The Board of Directors will appoint a standing Strategies Committee, a standing Human Resources Committee and a standing Audit and Risks Committee, each composed of up to five members, having no decision-making or managerial authority, in order to assist the Board in the performance of its functions.

Paragraph 1 – The acting and alternate members of the Board of Directors and the Board of Executive Officers of the Corporation may serve on the Strategies or the Human Resources Committees.

Paragraph 2 – In the event an executive officer is appointed to serve on the Strategies Committee and the Human Resources Committees, the executive officer who so combines functions will only be entitled to receive the compensation corresponding to the higher paying position. The directors appointed to serve on such Committees and the Audit and Risks Committee may combine the compensation for each position so held.

Paragraph 3 –The Audit and Risks Committee will perform the functions of an “Audit Committee” for the purposes of U.S. legislation, particularly the Sarbanes-Oxley Act. To this end, it will be incumbent on the Audit and Risks Committee, in addition to the duties assigned by Brazilian applicable legislation and its internal regulations, to perform in the following functions:

a)	to make a recommendation to the Board of Directors as to the selection or replacement of the independent auditors and their compensation;

b)	to oversee the work of the independent auditors, and to pass on the engagement of the independent auditors to render other services to the Corporation;

c)	to take action and adopt measures as required to learn about and verify any claims involving matters related to financial statements, internal controls and independent auditing; and

d)	to mediate any conflicts and controversies between the management of the Corporation and the independent auditors.

Section 35 – The Board of Directors may create Ad Hoc Committees to assist the management of the Corporation, such Committees to have limited, specific purposes and a defined duration. The Board of Directors will appoint the members of the Ad Hoc Committees and will fix their compensation, subject to the aggregate limit established by the Shareholders’ Meeting.

Paragraph 1 – The acting and alternate members of the Board of Directors and the Board of Executive Officers of the Corporation may serve on any Ad Hoc Committee.

Paragraph 2 – In the event an executive officer is appointed to serve on an Ad Hoc Committee, the executive officer who so combines functions will only be entitled to receive the compensation corresponding to the higher paying position. The directors appointed to serve on any such Committee may combine the compensation for each position so held.

Part II

Board of Executive Officers

Composition

Section 36 – The Board of Executive Officers will be composed of no less than four and no more than eleven executive officers, one of whom will be Chief Executive Officer. All executive officers will serve for a term of two years, reelection being permitted. The titles and functions of each executive officer will be assigned by the Board of Directors, which will designate one officer to serve as the Investor Relations Officer.

Paragraph 1 – During his impediment or absence, the Chief Executive Officer will appoint one of the remaining executive officers to act as his substitute, which executive officer will then combine the two positions.

Paragraph 2 – In the event of a vacancy in the position of Chief Executive Officer, such position will be filled on an interim basis by one of the remaining executive officers, as designated by the Chairman of the Board of Directors. Such executive officer will so serve until next meeting of the Board of Directors, which will then appoint a new Chief Executive Officer.

Paragraph 3 – During their temporary absences or impediments, the remaining executive officers will be replaced by another executive officer to be chosen by the Chief Executive Officer.

Paragraph 4 – In the event of a vacancy in a position of executive officer, such position will be filled on an interim basis by one of the remaining executive officers, as designated by the Chief Executive Officer. Such executive officer will then combine the two positions and will so serve until the next meeting of the Board of Directors.

Paragraph 5 – An executive officer who substitutes for the Chief Executive Officer or any of the remaining executive officers pursuant to this Section will be entitled to no additional compensation.

Duties of the Executive Officers

Section 37 – It will be incumbent on the executive officers to comply with and ensure compliance with these By-Laws, the resolutions of the Board of Directors and the Shareholders’ Meeting, as well as to perform all acts within the scope of their authority that are necessary for the regular conduct of the Corporation’s business.

Paragraph 1 – It is incumbent on the Chief Executive Officer:

a)	to call and preside over the meetings of the Board of Executive Officers;

b)	to propose to the Board of Directors the composition of the Board of Executive Officers;

c)	to propose to the Board of Directors the duties to be assigned the remaining executive officers;

d)	to guide and coordinate the performance of the remaining executive officers

e)	to oversee the general planning activities of the Corporation and its controlled companies;

f)	to keep the directors abreast of the affairs of the Corporation and the development of its business; and

g)	to discharge such other duties as may be assigned to him by the Board of Directors.

Paragraph 2 – It is incumbent on the remaining executive officers to assist and support the Chief Executive Officer in the management of the Corporation’s business and to perform such functions as may be assigned to them by the Board of Directors, under the guidance and coordination of the Chief Executive Officer.

Authority and Duties of the Board of Executive Officers

Section 38 – The Board of Executive Officers has authority to perform all acts that are required to achieve the purposes of Corporation, subject to the applicable provisions of law and these By-Laws, and to the resolutions of the Shareholders’ Meeting and the Board of Directors.

Section 39 – In addition to any other functions provided for by law and these By-Laws, it is incumbent on the Board of Executive Officers:

I.	To comply with and ensure compliance with these By-Laws and the resolutions of the Board of Directors and the Shareholders’ Meeting;

II.	To prepare and submit to the Board of Directors on an annual basis the Corporation’s business plan and general budget, in addition to its strategic plan and the annual revisions thereof, as well as see to the implementation of the foregoing;

III.	To propose to the Board of Directors the basic guidelines for the business of the Corporation;

IV.	To submit on an annual basis to the Board of Directors for its review the Management Report and the accounts of the Board of Executive Officers, together with an opinion of the independent auditors, as well as a proposal for allocation of the earnings for the preceding fiscal year;

V.	To create and terminate the operating units of the Corporation;

VI.	To appoint and remove the directors and officers of the subsidiaries of the Corporation, and to appoint and remove the managers of its operating units;

VII.	To prepare on an annual basis the Action and Target Plan for each office of executive officer, and to submit such Plans, together with the performance and results thereof, to the Board of Directors during its regular meetings;

VIII.	To submit to the Board of Directors and the Fiscal Council a detailed quarterly balance sheet of the Corporation;

IX.	To propose to the Board of Directors the establishment or closing of subsidiaries, branches and other offices of the Corporation, in Brazil and abroad;

X.	To develop and submit to the Board of Directors the compensation policies of the Corporation and its subsidiaries;

XI.	To authorize the Corporation to offer security or guaranty and to extend financing to its subsidiaries, special purpose companies and other companies directly or indirectly controlled by the Corporation, duly consolidated with the Corporation in its financial statements; and

XII.	To submit to the Board of Directors for its review all matters subject to a veto by the Brazilian Federal Government as the holder of the Golden Share, pursuant to Section 9 and item III of Section 18 hereof.

Representation of the Corporation

Section 40 – Except as otherwise provided in the paragraphs of this section, the Corporation will be validly bound when represented by two executive officers, one executive officer acting together with one attorney-in-fact, or two attorneys-in-fact acting within the scope of their powers.

Paragraph 1 – The acts for which these By-Laws require prior authorization of the Board of Directors will only be valid once such requirement is satisfied.

Paragraph 2 – The Corporation may be represented by a single executive officer or a single attorney-in-fact in the performance of the following acts:

I.	acknowledgement of receipt of moneys payable to the Corporation;

II.	issuance, trading, endorsement and discount of trade bills related to its sales;

III.	signature of correspondence that does not entail a liability to the Corporation;

IV.	representation of the Corporation in the general meetings of companies in which it holds an equity interest;

V.	issuance of a power of attorney to an attorney to represent the Corporation in judicial or administrative proceedings;

VI.	representation of the Corporation in judicial and/or administrative proceedings, except for acts involving a waiver of rights; and

VII.	performance of routine clerical functions, including with respect to governmental agencies, mixed-capital companies, commercial registries, labor courts, INSS (National Social Security Institute), FGTS (Severance Pay Fund) and their collecting banks, and similar entities.

Paragraph 3 – The Board of Directors may authorize the performance of specific acts wherein the Corporation will be bound by the signature of a single executive officer or a single duly appointed attorney-in-fact, and may also define authorities and limits for performance of acts by a single representative.

Paragraph 4 – The following rules will apply to the appointment of attorneys-in-fact:

I.	all powers of attorney will be granted by the Chief Executive Officer or his substitute, acting together with another executive officer, and they will have a limited scope and validity, except for powers for representation in judicial or administrative proceedings, which may have an indefinite validity; and

II.	a power of attorney for performance of an act that requires prior authorization of the Board of Directors may only be granted after such authorization is given, which fact will be mentioned in the power of attorney.

Part III

Fiscal Council

Section 41 – The Fiscal Council of thee Corporation will operate on a permanent basis and will be composed of at least three and no more than five members and an equal number of alternates, who may be shareholders or non-shareholders, all residents of Brazil. The Fiscal Council members will be elected by the Shareholders’ Meeting and will have such duties as are provided for by law.

Paragraph 1 – The rules in Section 31 hereof for election of the members of the Board of Directors of the Corporation will also apply to election of the members of the Fiscal Council, to the extent that such rules are pertinent and do not conflict with the provisions of this Section.

Paragraph 2 – The Shareholders’ Meeting will designate the Chairman and the Vice Chairman of the Fiscal Council from among its elected members.

Paragraph 3 –If in accordance with the terms of Section 54 hereof the Corporation comes under the control of a controlling shareholder or a parent company, as defined by law, the minority shareholders, as long as they represent in the aggregate 10% or more of the outstanding shares, will have the right to elect, in a separate vote, one Fiscal Council member and his alternate.

Paragraph 4 – The compensation of the members of the Fiscal Council will be fixed by the Shareholders’ Meeting that elects them, in compliance with applicable statutory requirements and limitations and with due regard for their experience, background and reputation.

Section 42 – The Fiscal Council will hold regular meetings every calendar quarter to examine the interim balance sheet and other financial statements prepared from time to time by the Corporation, provided, further, that the Fiscal Council may hold special meetings whenever called by its Chairman, on his own initiative or at the request of any Fiscal Council member.

Paragraph 1 – Special meetings will be called by written notice containing the agenda for the meeting, as well as an indication of its place, date and time.

Paragraph 2 – A meeting of the Fiscal Council may be called to order upon attendance by at least three members or alternates, and the Fiscal Council will pass its resolutions by a majority vote of the members in attendance.

Section 43 – The Fiscal Council will approve a set of internal regulations implementing the provisions of law and these By-Laws that deal with the Fiscal Council

Paragraph 1 – It will be incumbent on the Chairman of the Fiscal Council to convey to all Fiscal Council members the communications received from the management bodies of the Corporation and its independent auditors, and to forward to such management bodies any requests received from the Fiscal Council members.

Paragraph 2 – The members of the Fiscal Council will carry out their functions in the best interest of the Corporation, even where they are elected by a group or a class of shareholders.

Paragraph 3 – In light of the illegality of the act in question and based on a well-grounded decision, the Fiscal Council may refuse to comply with a request for provision of information, clarification or special financial statements, or for determination of any specific fact.

Part IV

Meetings of the Management Bodies

Interval of Meetings

Section 44 – All management bodies of the Corporation will meet on a regular basis eight times a year, according to a time table to be announced always during the first month of each fiscal year by the Chairman of the relevant body, provided, further, that special meetings may be held whenever necessary.

Notice

Section 45 – The directors and officers of the Corporation will be called to attend the meetings of the relevant bodies by personal written notice given at least five business days in advance by letter, cable, fax, e-mail or any other means that permits acknowledgement of receipt by the addressee.

Paragraph 1 – Such notice will be accompanied by a list of the matters to be discussed and considered during the meeting, as well as all required supporting documentation.

Paragraph 2 – The meetings of the management bodies may be called to order irrespective of notice where all members are in attendance.

Quorum and Voting Requirement

Section 46 – The meetings of the management bodies may only be called to order and transact business if a majority of the relevant members are in attendance; a director or officer will be deemed to be present at a meeting if he/she participates via telephone conference or any other means that allows identification of such director or officer, as well as simultaneous communication with all other attendees.

Section 47 – Except as otherwise expressly provided in these By-Laws, the resolutions at the meetings of the management bodies will be passed by a majority vote of the members in attendance.

Article VI

Financial Statements and Distribution of Income

Fiscal Year and Financial Statements

Section 48 – The fiscal year of the Corporation will begin on January 1 and will end on December 31 of each year.

Paragraph 1 – At the end of each fiscal year, the Board of Executive Officers will see that the following financial statements are prepared, in keeping with the applicable provisions of law:

I.	balance sheet;

II.	statement of changes in stockholders’ equity;

III.	income statement;

IV.	statement of changes in financial position; and

V.	statement of cash flows.

Paragraph 2 – Together with the financial statements for the fiscal year, the Board of Directors will submit to the Annual Shareholders’ Meeting a proposal for allocation of the net income of the Corporation, subject to the provisions of these By-Laws and applicable legislation.

Mandatory Dividend

Section 49 – The shareholders will be entitled to receive each fiscal year as a mandatory dividend a percentage equivalent to 25% of the net income for the year, as adjusted according to the following rules:

I.	The net income for the fiscal year will be reduced or increased by the following amounts:

a)	the amounts allocated to the statutory reserve; and

b)	the amounts allocated to a contingencies reserve, and reversal of any such reserve established in a preceding year;

II.	Payment of dividend pursuant to item I above may be capped at the amount of the net income realized during the year, provided that the shortfall is recorded in an unrealized income reserve;

III.	Income recorded in the unrealized income reserve, once realized and to the extent not offset by losses in subsequent years, will be added to the first dividend to be paid after realization.

Paragraph 1 – The dividend provided for in this Section will not be mandatory for a given fiscal year if the Board of Directors informs the Annual Shareholders’ Meeting that such dividend is not consistent with the financial condition of the Corporation. The Fiscal Council will issue an opinion on such information and the managers of the Corporation will submit to CVM, within five days after the Shareholders’ Meeting, an explanation justifying the information conveyed to the Shareholders’ Meeting.

Paragraph 2 – Any income that fails to be distributed pursuant to Paragraph 1 will be recorded in a special reserve and, to the extent not offset by losses in subsequent years, will be paid as a dividend as soon as the financial condition of Corporation so permits.

Paragraph 3 – In accordance with prevailing income tax regulations, during each fiscal year the Board of Directors may pay or credit interest on stockholders’ equity, contingent on a subsequent confirmation by the Annual Shareholders’ Meeting that will review the financial statements for the year.

Paragraph 4 – Interest on stockholders’ equity will be applied against any dividends declared by the Corporation.

Investment and Working Capital Reserve

Section 50 – The Corporation will maintain an Investment Reserve towards which up to 75% of the adjusted net income for the year may be applied by a proposal of the Board of Directors in order to: (i) secure funds for investments in fixed assets, without prejudice to retention of earnings pursuant to Section 196 of Law No. 6,404/76; (ii) supplement working capital; or (iii) carry out a redemption or purchase of shares of the Corporation’s capital stock or make payment to dissenting shareholders.

Paragraph 1 – In keeping with the applicable statutory limitation, such reserve may not exceed 80% of capital stock.

Paragraph 2 – According to a proposal of the Board of Directors, the Shareholders’ Meeting may at any time declare a dividend to be paid with funds standing to the credit of the reserve referred to in this Section, or apply the balance thereof, wholly or in part, to an increase of the capital stock, including by way of a stock dividend.

Interim Dividends

Section 51 – The Board of Directors may approve the preparation of semi-annual balance sheets and may declare interim dividends. The Board may also prepare balance sheets and distribute dividends for shorter periods, provided that all dividends paid during the semi-annual period of each fiscal year do not exceed the capital reserves of the Corporation.

Sole Paragraph – The Board of Directors may declare dividends to be paid out of retained earnings or an earnings reserve shown in the latest annual or semi-annual balance sheet.

Profit Sharing

Section 52 – The Shareholders’ Meeting may pay profit sharing to the directors and executive officers of the Corporation, subject to applicable statutory limitations.

Paragraph 1 – Profit sharing may only be paid with respect to a fiscal year in which the mandatory dividend referred to in Section 49 hereof is paid to the shareholders.

Paragraph 2 – In the event the Corporation pays an interim dividend out of earnings shown in a semi-annual balance sheet, in an amount equal to at least 25% of the net income for the period calculated pursuant to Section 51 hereof, the Board of Directors may approve payment of profit sharing to the directors and executive officers with respect to such semi-annual period, contingent on subsequent confirmation by the Shareholders’ Meeting.

Article VII

Protection Mechanisms

Monitoring of Equity Interests

Section 53 – In addition to the provisions of Paragraph 2 of Section 8 and Paragraph 2 of Section 10 hereof, and without prejudice to the remaining provisions of these By-Laws, the Corporation, through a working group coordinated by the Investor Relations Officer, will monitor changes in the equity interests in the Corporation held by its shareholders, in order to prevent and, as the case may be, report any breach of these By-Laws and applicable rules and regulations, pursuant to Paragraph 1 below, as well as recommend to the Shareholders’ Meeting imposition of the penalties provided for in Section 16 hereof.

Paragraph 1 – If at any time the Investor Relations Officer detects a breach of any restriction as to the limit of shares owned by a single shareholder or Shareholder Group, the Investor Relations Officer will immediately report such fact: (i) to the Chairman of the Board of Directors; (ii) to the Board Member elected by the Brazilian Federal Government, in its capacity as holder of the Golden Share; (iii) to the Chief Executive Officer; (iv) to the members of the Fiscal Council; (v) to BOVESPA; and (vi) to CVM.

Paragraph 2 – The Investor Relations Officer may require the shareholders and Shareholder Groups of Corporation to disclose their direct and/or indirect capital structure as well as the composition of their direct and/or indirect blocks of control stock and, as the case may be, the corporate and business groups to which they belong, de facto or de jure.

Tender Offer in Case of Purchase of Substantial

Interest or Disposal of Controlling Interest

Section 54 – Any shareholder or Shareholder Group (an “Acquiring Shareholder”) that acquires or becomes the owner for any reason of: (i) 35% or more of the total outstanding shares of the Corporation; or (ii) other rights, including under a usufruct or trust by will (fideicomisso), related to outstanding shares of the Corporation that represent more than 35% of the capital stock must, within no more than 15 days after such acquisition or event that resulted in ownership of shares or rights in excess of the foregoing limit, submit to the Brazilian Federal Government as the holder of the Golden Share, through the Ministry of Finance, a request to conduct a tender offer for all outstanding shares of the Corporation, subject to the provisions of applicable regulations, the rules issued by BM&FBOVESPA and the provisions of this Section.

Paragraph 1 – The Brazilian Federal Government as the holder of the Golden Share may accept or refuse such request for a tender offer, in its sole discretion. If the request is accepted, the Acquiring Shareholder will carry out the tender offer within 60 days from approval, in the manner described in this Section. If the request is refused, the Acquiring Shareholder, within 30 days from communication of refusal, must sell all its shares that exceed the aforesaid limit.

Paragraph 2 – The Acquiring Shareholder will provide the Chief Executive Officer of the Corporation with a copy of all documents related to the request for a tender offer delivered to or by the Brazilian Federal Government.

Paragraph 3 – During the period from request for a tender offer until a positive or negative reply from the Brazilian Federal Government, the Acquiring Shareholder may not acquire or dispose of any shares or convertible securities of the Corporation.

Paragraph 4 – The price at which each share of the Corporation may be purchased in the tender offer cannot be less than the result of the following formula:

TO Price = Value of Share + Premium

where:

“TO Price” corresponds to the purchase price for each outstanding share of the Corporation in the tender offer provided for in this Section.

“Value of Share” corresponds to the greatest of: (i) the highest per share quoted price for the shares of the Corporation during the 12-month period prior to the tender offer among the prices quoted on any stock exchange trading such shares; (ii) the highest price paid by the Acquiring Shareholder during the 36-month period prior to the tender offer for a share or block of shares of the Corporation; (iii) an amount equivalent to 14.5 times the Consolidated Average EBITDA of the Corporation (as defined below) minus the consolidated net indebtedness of the Corporation, divided by the total number of outstanding shares; and (iv) an amount equivalent to 0.6 times the backlog of the Corporation, according to the latest information disclosed by the Corporation, minus the consolidated net indebtedness of the Corporation, divided by the total number of outstanding shares.

“Premium” corresponds to 50% of the Value of Share.

“Consolidated EBITDA of the Corporation” is the consolidated operating earnings of the Corporation before net financial expenses, income tax and social contribution, depreciation, depletion and amortization, based on the audited consolidated financial statements for the most recent full fiscal year of the Corporation, as published.

“Average Consolidated EBITDA of the Corporation” is the arithmetic mean of the Consolidated EBITDA’s of the Corporation for the two most recent full fiscal years.

Paragraph 5 – For the purposes of Paragraph 4 above, in the case of shares represented by depositary certificates (including shares covered by a Depositary Receipts program), the quoted price of each share will be determined by the division: (i) of the quoted price of the relevant depositary certificate in the market in which it is traded; by (ii) the number of shares represented by such certificate.

Paragraph 6 – A tender offer as mentioned in the leading paragraph of this Section will not preclude another shareholder of the Corporation from carrying out a competing tender offer, pursuant to applicable regulations.

Paragraph 7 – The Acquiring Shareholder will comply with any requests or requirements that may be made by CVM, within the time periods prescribed by applicable regulations.

Paragraph 8 – The tender offer will necessarily follow the principles and procedures listed below, in addition to those expressly contemplated in Section 4 of CVM Instruction No. 361, of March 5, 2002, and in the New Market Regulations, where applicable:

I.	be addressed to all shareholders of the Corporation, without any distinction;

II.	be carried out through an auction to be conducted on BM&FBOVESPA;

III.	be conducted so as to ensure fair treatment of offerees, providing them with adequate information on the Corporation and the offeror, as well as with elements to support a careful and independent decision as to acceptance of the tender offer;

IV.	remain unchanged and be irrevocable after publication of the public notice for the offer, pursuant to CVM Instruction No. 361/02;

V.	be made at a price determined according to the provisions of this Section, such price to be promptly paid in Brazilian currency, as consideration for the acquisition of shares in the Corporation in the tender offer; and

VI.	be supported by an appraisal report of the Corporation prepared by a firm of recognized international standing and independence, and expertise in economic appraisal of public companies, such report to be prepared in accordance with the criteria listed in Section 8 of CVM Instruction No. 361/02, with due regard for the criteria in Paragraph 4 above as regards the minimum price for the offer.

Paragraph 9 – In the event the Acquiring Shareholder fails to meet the obligations imposed by this Section, including as regards compliance with time limits: (i) to request the authorization of the Brazilian Federal Government to conduct the tender offer; (ii) to conduct the tender offer; or (iii) to meet any requests or requirements made by CVM, then the Board of Directors of the Corporation will call a Special Shareholders’ Meeting, at which the shareholder or Shareholder Group in question will be barred from voting, to take action on the suspension of shareholder’s rights with respect to such shareholder or Shareholder Group, as provided in Section 16 hereof.

Paragraph 10 – For determination of the percentage of 35% of the total outstanding shares of the Corporation, as mentioned in the leading paragraph of this Section, any involuntary percentage increases in ownership interests resulting from a cancellation of treasury shares will be disregarded.

Article VIII

Registration as a Publicly-Held Corporation and New Market

Section 55 – As long as the Corporation has no Controlling Shareholder, as defined in the New Market Regulations, in the event the Shareholders’ Meeting approves:

I.	the cancellation of the registration of the Corporation as a publicly-held company, the Corporation must conduct a tender offer, provided that in such case the Corporation may only purchase the shares owned by those shareholders that voted favorably on the cancellation of registration after having purchased the shares of all other shareholders that have not voted favorably on the aforesaid cancellation of registration and who have accepted the tender offer;

II.	the delisting of the Corporation from the New Market, whether for the purpose of registration for trading of its securities outside the New Market or for the purpose of a corporate reorganization as provided in Section 57 (b) (ii) of these Bylaws, will be contingent on the making of a tender offer for the shares owned by the remaining shareholders of the Corporation. The Shareholders’ Meeting in question will define the persons responsible for conducting such tender offer, who will be in attendance at the meeting and will expressly accept the obligation to make the offer. If the persons responsible for making such tender offer are not defined in the case of a corporate reorganization as mentioned in Section 57, (b) (ii) hereof, where the surviving company does not have its securities traded in the New Market, it will be incumbent on the shareholders that voted favorably on the corporate reorganization to make such tender offer.

Paragraph 1 – With respect to the tender offer provided for in this Section, the minimum offered price will correspond to economic value as ascertained by an appraisal report.

Paragraph 2 – The appraisal report mentioned in this Section will be prepared by an expert institution or firm of recognized expertise unrelated to the decision-making authority of the Corporation, its managers and/or the controlling shareholder(s), where applicable. The report will also comply with the requirements of Paragraph 1 of Section 8 of Law No. 6.404/76 and will provide for the liability mentioned in Paragraph 6 of such Section.

Paragraph 3 – The selection of the expert institution or firm in charge of determining the economic value of the Corporation will be incumbent on the Shareholders’ Meeting only,

based on a list of three names submitted by the Board of Directors. The decision in this regard will be made by an absolute majority of the shareholders representing the outstanding shares of the Corporation present at the Shareholders’ Meeting, any blank votes to be disregarded. Such Shareholders’ Meeting, if convened on first call, must have in attendance shareholders representing at least twenty percent (20%) of all outstanding shares and, if convened on second call, may have in attendance any number of shareholders representing the outstanding shares.

Paragraph 4 – The costs for preparation of the required appraisal report will be fully borne by the offeror.

Section 56 – As long as the Corporation has no Controlling Shareholder, as defined in the New Market Regulations, and the delisting of the Corporation from the New Market results from non-compliance with any obligations imposed by the New Market Regulations, then delisting from the New Market will be contingent on the conduct of a tender offer for at least the economic value of shares, as determined in an appraisal report prepared pursuant to Paragraphs 2, 3 and 4 of Section 55, with due regard for applicable rules and regulations.

Paragraph 1 – If such non-compliance arises from a resolution of the Shareholders’ Meeting, the tender offer will be made by the shareholders who have voted favorably on the proposed action resulting in such non-compliance.

Paragraph 2 – If such non-compliance arises from an act or fact attributable to the management, the directors and officers of the Corporation will call a Special Shareholders’ Meeting to pass a resolution on how to cure the failure to comply with the obligations set forth in the New Market Regulations or, as the case may be, a resolution on the delisting of the Corporation from the New Market. Should the Shareholders’ Meeting decide to delist the Corporation from the New Market, the Corporation will conduct a tender offer addressed to all shareholders of the Corporation. Should the Shareholders’ Meeting decide to delist the Corporation from the New Market, such Shareholders’ Meeting will define the persons responsible for making the foregoing tender offer, who will be in attendance at the meeting and will expressly accept the obligation to make the offer.

Section 57 – In the event the Corporation has no Controlling Shareholder, as defined in the New Market Regulations, without prejudice to the provisions of Section 54 above:

(a)	should registration as a publicly-held company be cancelled, the Corporation or the Controlling Shareholder must make a tender offer for the shares of the remaining shareholders for at least at the economic value thereof as ascertained in an appraisal report prepared pursuant to Paragraphs 2, 3 and 4 of Section 55, with due regard for applicable rules and regulations.

(b)	should the shareholders of the Corporation decide at a Special Shareholders’ Meeting (i) to delist the Corporation from the New Market so that its securities are registered for trading outside the New Market; or (ii) to carry out a corporate reorganization and the surviving company does not have its securities traded in the New Market within 120 days after the Special Shareholders’ Meeting that approved said transaction, the Controlling Shareholder, as such term is defined in the New Market Regulations, must make a tender offer for the shares of the remaining shareholders for at least at the economic value thereof as ascertained in an appraisal report prepared pursuant to Paragraphs 2, 3 and 4 of Section 55, with due regard for applicable rules and regulations.

(c)	should delisting of the Corporation from the New Market be caused by non-compliance with the obligations contained in the New Market Regulations, the Controlling Shareholder, as such term is defined in the New Market Regulations, must make a tender offer for the shares of the remaining shareholders for at least the economic value thereof as determined in an appraisal report prepared pursuant to Paragraphs 2, 3 and 4 of Section 55, with due regard for applicable rules and regulations.

Section 58 – Subject to the provisions of these By-Laws and without prejudice to applicability of the provisions of Section 54 above, the Disposal of a Controlling Interest in the Corporation, as defined in the New Market Regulations, in a single transaction or a series of successive transactions must be agreed upon under a condition precedent or subsequent that the Purchaser of such Controlling Interest will make a tender offer for the remaining shares of the other shareholders of the Corporation, subject to the terms of and within the time limits prescribed by prevailing legislation and the New Market Regulations, so that the holders of such shares will receive the same treatment as is accorded to the Selling Controlling Shareholder.

Sole Paragraph – The foregoing tender offer must also be made:

(i)	upon an assignment for value of rights to subscribe to newly-issued shares and other securities or rights to convertible securities that may result in a disposal of a controlling interest in the Corporation; and

(ii)	in the event of disposal of a controlling interest in a company that holds controlling power over the Corporation; in such case the Selling Controlling Shareholder will be required to disclose to BM&FBOVESPA the value assigned to the Corporation in such disposal, together with the relevant supporting documentation.

Section 59 – With due regard for the provisions of these By-Laws and without prejudice to the provisions of Section 54 above, a party that acquires a Controlling Power in the Corporation, as defined in the New Market Regulations, by virtue of a private stock purchase agreement made with the controlling shareholder, involving any amount of shares, will be required to:

(i)	make the tender offer mentioned in the New Market Regulations; and

(ii)	pay, as described below, an amount corresponding to the difference between the tender offer price and the price for the shares purchased on the stock exchange during the 6-month period next preceding acquisition of Controlling Power, as adjusted for inflation up to the date of payment. Said amount will be payable to all persons selling shares of the Corporation in the trading sessions where the Purchaser purchased shares, pro rata to the net daily selling balance of each such person, BM&FBOVESPA to arrange for the relevant payments in accordance with the terms of its regulations

Section 60 – The Corporation will not record any transfer of shares to the Purchaser of a controlling interest or to the person(s) that become(s) the owner(s) of a controlling interest unless and until they have signed the relevant Consent of Controlling Shareholder as mentioned in the New Market Regulations.

Section 61 – With due regard for the provisions in these By-Laws, the Corporation will not file a shareholders’ agreement providing for exercise of Controlling Power until its signatories have signed a Consent of Controlling Shareholder.

Section 62 – A single tender offer of shares may be conducted for more than one of the purposes contemplated in this Article VIII, the New Market Regulations or the regulations issued by CVM, provided that it is possible to harmonize the procedures of the various types of tender offer and there is no loss to the offerees, and provided, further, that CVM gives its consent, where required by applicable law.

Section 63 – The Corporation or the shareholders responsible for a tender offer under these By-Laws, the New Market Regulations or the regulations issued by CVM may ensure the conduct thereof through any shareholder, a third party or, as the case may be, the Corporation. The Corporation or the shareholder, as the case may be, will not be released from the obligation to carry out a tender offer until such time as it has been completed in compliance with applicable rules.

Section 64 – The provisions of the New Market Regulations will prevail over the provisions of these By-Laws, in the event of detriment to the rights of the offerees in the tender offers contemplated in these By-Laws.

Article IX

Arbitration

Section 65 – The Corporation, its shareholders, directors, executive officers and members of the Fiscal Council agree to settle by arbitration, to be conducted by the Market Arbitration Panel, any and all disputes or disagreements among them arising from or in relation to, in particular, the applicability, validity, effectiveness, construction, and violation and related effects of the provisions of Law No. 6,404/76, as amended, the By-Laws of the Corporation, the rules issued by the National Monetary Council, the Central Bank of Brazil and the Brazilian Securities Commission, as well as other rules applicable to the operation of the capital markets in general, in addition to the provisions contained in the New Market Regulations, the Arbitration Rules, the Sanction Rules and the New Market Participation Agreement.

Sole Paragraph – The provisions of this Section will not apply in the case of disputes or disagreements related to or deriving from the Golden Share held by the Brazilian Federal Government or the rights and prerogatives thereof under the law or these By-Laws, which will be submitted to the jurisdiction of the central courts of the judicial district of the City Brasília (Federal District).

These By-Laws were approved at a Special Shareholders’ Meeting held on January 10, 2012.